UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                   FORM 10-SB/A

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        BBC Graphics of Palm Beach, Inc.
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                 (Name of Small Business Issuer in its Charter)

                                     Florida
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         (State or other jurisdiction of incorporation or organization)

                                   65-0924471
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                     (I. R. S. Employer Identification No.)

                         205 Van Buren Street, Suite 150
                                   Herndon, VA
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                    (Address of principal executive offices)

                                      20170
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                                   (Zip Code)

                                 (703) 344-0961

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                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act.

                               Title of each class

                                      None.
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                    Name of each exchange on which registered

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        Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, $.001 par value per share
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                                (Title of Class)

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                                (Title of Class)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains various "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance and similar matters discussed under "Description of Business" and "Management's Discussion and Analysis or Plan of Operations." These forward-looking statements may include declarations regarding our belief or current expectations of management, such as statements including the words "budgeted," "anticipate," "project," "estimate," "expect," "may," "believe," "potential" and similar statements are intended to be among the statements that are forward-looking statements. Because such statements reflect the reality of risk and uncertainty that is inherent in our business, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of these risks and uncertainties are related to our current business situation and include, but are not limited to, those risks described in the section "Risk Factors" in Part I, Item 1 beginning on page 3 of this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date this report was filed with the Securities and Exchange Commission.

Readers are advised that we undertake no obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or development. To the extent that the information presented in this registration statement discusses financial projections, information or expectations about our products or markets, or otherwise makes statements about future events, such statements are forward-looking. We are making these forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These risks and uncertainties are described, among other places in this registration statement, in the section "Risk Factors" in Part I, Item 1, beginning on page 3 of this registration statement and "Management's Discussion and Analysis of Financial Condition or Plan of Operation" in Part I, Item 2 beginning on page 7 of this registration statment.

                                     PART I

Item 1.           Description of Business.

General

         From our formation in May 1999 through April 2006, we were in the business of providing advertising and graphic design services to our clients. On October 1, 2004, we were administratively dissolved by the State of Florida pursuant to Sections 607.1420 and 607.1421 of the Florida Business Corporation Act. On April 25, 2006, we were reinstated as an active Florida corporation pursuant to Section 607.1422 of the Florida Business Corporation Act. As of that date, we discontinued our advertising and graphics design business.

         On May 19, 2006, pursuant to a Stock Purchase Agreement between our company, Bluepoint Financial, LLC ("Bluepoint") and Suzanne Mitchell, our former president and chief executive officer (the "Stock Purchase Agreement"), Ms. Mitchell sold Bluepoint 14,800,000 shares of our common stock which she owned for a purchase price of $1.00. In addition, we sold 22,524,000 shares of our common stock to Bluepoint for a purchase price of $40,000. Upon closing of these transactions, Ms. Mitchell and our remaining officers and directors resigned from their positions and appointed Robert Druzak, a principal of Bluepoint, as a director and as our president and chief executive officer.

         Our current plan of operations is to identify and acquire, through merger, acquisition or sale of our common stock, an operating business with growth potential.

         We were organized under the laws of the State of Florida in May 1999. Our principal executive offices are located at 205 Van Buren Street, Suite 150, Herndon, VA 20170, and our telephone number is (703) 334-0961. In September 2000, we changed our fiscal year end from December 31 to September 30.

         Based on our proposed business activities, we are a "blank check" company. The United States Securities and Exchange Commission (the "SEC") defines a blank check company as "any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), we now also qualify as a "shell company," because we have no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

         We plan to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

         Our sole officer and director will undertake the analysis and supervision of new business opportunities. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         The manner in which we participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of our company and the promoters of the opportunity, and the relative negotiating strength of our company and such promoters.

         It is likely that we will acquire our participation in a business opportunity through the issuance of our common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were our stockholders prior to such reorganization.

         Our present stockholders will likely not have control of a majority of the voting shares of the surviving company following a reorganization transaction. As part of such a transaction, our sole director may resign and new directors may be appointed without any vote by stockholders.

         In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving our company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

         It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred through the date of such decision in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in our loss of the related costs incurred.

Competition

         We are now in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Employees

         We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to business combination. From time to time, we have and will retain consultants to assist us in performing administrative duties and in investigating and pursuing potential business opportunities.

Risk Factors

         In addition to other information included in this registration statement, the following factors should be considered in evaluating our business and future prospects.

As we presently have no operations and have not currently selected any target business with which to complete a business combination, investors in this offering are unable to currently ascertain the merits or risks of the target business' operations.

         We are a blank check company. Our business plan is to locate and acquire a privately owned operating company. Since we have not yet identified a prospective target business, investors in this offering have no current basis to evaluate the possible merits or risks of the target business' operations. To the extent we complete a business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable than a direct investment, if an opportunity were available, in a target business.

We expect to incur losses in the future and may not achieve profitability.

         As we have no operations, we have no source of revenues. Accordingly, until we acquire an operating company, we expect to incur expenses without any sources of revenues, which will result in net losses. We cannot be certain that we will ever generate sufficient revenues to achieve or if achieved, sustain profitability.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so.

         There are presently hundreds of public shell companies and blank check companies seeking to acquire private companies through business combinations. We may, therefore, be subject to competition from these and other companies seeking to consummate a business plan similar to ours, which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Accordingly, such competition may have a negative impact upon our negotiating position and the total consideration we may be required to pay in order to consummate a business combination. Further, there may only be a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with companies like us. We cannot assure you that we will be able to successfully compete for an attractive business combination.

We may issue shares of our capital stock or debt securities to complete a business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

         Our amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.001 per share. As of the date of this registration statement, we have approximately 84,500,000 issued and outstanding shares of common stock. This leaves approximately 15,500,000 authorized and unissued shares of our common stock which have not been reserved and accordingly, are available for future issuance and all of the 3,000,000 shares of preferred stock available for issuance. Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to complete a business combination or to raise capital. The issuance of additional shares of our common stock or any number of shares of our preferred stock:
o    may significantly reduce the equity interest of investors in this offering;

o will likely cause a change in control if a substantial number of our shares of common stock are issued and most likely also result in the resignation or removal of our present officers and directors; and

o    may adversely affect prevailing market prices for our common stock.

Our largest stockholders control a substantial interest in us and thus may influence certain actions requiring stockholder vote.

         Our largest stockholders beneficially own over 60% of our issued and outstanding shares of common stock which could permit them to effectively influence the outcome of all matters requiring approval by our stockholders, including the approval of our initial business combination and the election of directors and approval of significant corporate transactions. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of a business combination, in which case the current director may continue in office at least until the consummation of the business combination. If there is an annual meeting, our largest stockholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our largest stockholders will continue to exert control at least until the consummation of a business combination. As our President and Chief Executive Officer is an affiliate of our largest stockholder, he will be able to exert significant control over all significant matters affecting us prior to a business combination.

Our ability to effect a business combination and to be successful afterward will be totally dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate. It is also possible that our current officers and directors will resign upon the consummation of a business combination.

         Our ability to effect a business combination will be totally dependent upon the efforts of our key personnel. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Although we expect our President and Chief Executive Officer to remain associated with us following a business combination, we may employ other personnel following the business combination. Moreover, our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate and agree to mutually acceptable employment terms as part of any such combination, which terms would be disclosed to stockholders in any proxy statement relating to such transaction. If a business combination were structured as a merger or stock purchase whereby the stockholders of the target company were to control the combined company following a business combination, it may be less likely that our current management would remain with the combined company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement. In making the determination as to whether current management should remain with us following the business combination, management will analyze the experience and skill set of the target business' management and negotiate as part of the business combination that certain members of current management remain if it is believed that it is in the best interests of the combined company post-business combination. If management negotiates such retention as a condition to any potential business combination, management may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of our management post-business combination, thereby resulting in a conflict of interest. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company as well as United States securities laws which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

None of our officers or directors has ever been associated with a blank check company which could adversely affect our ability to consummate a business combination.

         None of our officers or directors has ever been associated with a blank check company. Accordingly, you may not have sufficient information with which to evaluate the ability of our management team to identify and complete a business combination. Our management's lack of experience in operating a blank check company could adversely affect our ability to consummate a business combination.

If we seek to effect a business combination with an entity that is directly or indirectly affiliated with one or more of our existing stockholders, conflicts of interest could arise.

         Our existing stockholders either currently have or may in the future have affiliations with various companies. If we were to seek a business combination with a target company with which one or more of our existing stockholders is affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. If conflicts arise, they may not necessarily be resolved in our favor.

Our officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate a business combination.

         Our officers and directors are not required to, and do not intend to, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. Our President and Chief Executive Officer is engaged in several other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs. If our President and Chief Executive Officer's other business affairs require him to devote more substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination. We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Our officers and directors may in the future become affiliated with entities, including other public shell companies and blank check companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Due to these existing affiliations, they may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

It is probable that our initial business combination will be with a single target business, which may cause us to be solely dependent on a single business and a limited number of services.

         We may not be able to acquire more than one target business. Accordingly, the prospects for our success may be:

o        solely dependent upon the performance of a single business, or

o dependent upon the development or market acceptance of a single or limited number of processes or services.

         In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.

         We expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

         As we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any target business subsequent to a business combination. We cannot assure you that such financing would be available on acceptable terms, if at all. If we were unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would dissolve and liquidate the trust account as part of our plan of dissolution and liquidation. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or existing stockholders are required to provide any financing to us in connection with or after a business combination.

We may grant stock options or shares of common stock to certain members of our management, which could have a negative impact on our results of operations.

         As we do not have adequate cash resources to pay them salaries or fees, we may grant shares of our common stock or options to purchase shares of our common stock to members of our management. Because any grant of the options will be deemed to be stock-based compensation, commencing on the date of grant, we will be required to record a charge to earnings in an amount equal to the fair value of such options, which will be estimated using the Black-Scholes formula or other similar valuation methodology. Any such charge to earnings could have a negative impact on our results of operations, particularly when we expect to have operating revenues following a business combination. Although there can be no assurance, we do not believe the grant of such options will have a material impact on our ability to effect a business combination.

We have approximately $80,000 in accounts payable and accrued expenses. If we are unable to satisfy these obligations, then our business will be adversely effected.

         As of December 31, 2006, we had outstanding accounts payable and accrued expenses of approximately $80,000. If we are unable to satisfy these obligations, then it may be more difficult and more costly for us to complete an acquisition of an operating company.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

         Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

         Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited.


         Our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future.

Because we may acquire a company located outside of the United States, we may be subject to various risks of the foreign jurisdiction in which we ultimately operate.

         If we acquire a company that has sales or operations outside the United States, we could be exposed to risks that negatively impact our future sales or profitability following a business combination, especially if the acquired company is in a developing country or a country that is not fully market-oriented. If we were to acquire a business that operates in such a country, our operations might not develop in the same way or at the same rate as might be expected in the United States or another country with an economy similar to the market-oriented economies of member countries which are members of the Organization for Economic Cooperation and Development, or the OECD (an international organization helping governments through the economic, social and governance challenges of a globalized economy).


Item 2.           Management's Discussion and Analysis or Plan of Operation.

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks discussed in this registration statement under the heading "Risk Factors".

Overview

         From our organization in May 1999 through April 2006, we operated an advertising and graphics design business. In April 2006, we discontinued this business after our reinstatement from administrative dissolution. Our current plan of operations is to identify and acquire, through merger, acquisition or sale of our common stock, an operating business with growth potential. We have not yet identified any potential acquisition targets.

         The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

         During the next 12 months we anticipate incurring costs related to:

         (i) filing of Exchange Act reports; and
        (ii) costs relating to identifying and consummating an acquisition.

         We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned by or invested in us by our stockholders, management or other investors.

         The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

         Our management has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early state or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

         Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

         The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Critical Accounting Policies

Use of Estimates

         The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include, but are not limited to the realization of accounts receivables. Actual results will differ from these estimates. Presented below are those accounting policies that we believe require subjective and complex judgments that could affect reported results:

Revenue Recognition

         Revenue is recognized on the sales of products when the customer receives title to the goods, generally upon delivery. Revenue for sale of products and services is recorded on a gross basis, since the Company is responsible for fulfillment, and is recognized upon the acceptance of the products and services ordered by the customer.

Results of Operations

Twelve Months Ended September 30, 2006 (Fiscal 2006) compared to Twelve Months Ended September 30, 2005 (Fiscal 2005)
---------------------------------------------------------------------------------------------------------------------


                                                       Fiscal 2006         Fiscal 2005           $Change
Revenues                                                       $0                 $0                  $0
Selling, General and Administrative Expenses              $90,623            $18,050             $72,573
Interest Expense                                               $0                 $0                  $0
Loss From Continuing Operations                           $90,623            $18,050             $72,573
Loss From Discontinued Operations                         $17,117             $1,209             $15,908
Net Loss                                                 $107,740            $19,259             $88,481

---------------------------------------------------------------------------------------------------------------------

Selling, general, and administrative expenses

         Selling, general and administrative expenses are primarily comprised of professional fees for attorneys and accountants related to the preparation of our financial statements, the audits of our financial statements, and the preparations of filings with the Securities and Exchange Commission, as well as compensation to our officer and fees to consultants. The increase in selling, general, and administrative expenses during Fiscal 2006 is primarily due to the issuance of common stock for services rendered in Fiscal 2006 of $54,164 and higher legal fees incurred in Fiscal 2006 of $12,350 in connection with the preparation of filings with the Securities and Exchange Commission. No such legal fees were incurred during Fiscal 2005.

Interest expense

         We did not incur interest expense in Fiscal 2006 or Fiscal 2005.

Loss from continuing operations

         Our loss from continuing operations in each of Fiscal 2006 and Fiscal 2005 resulted from the fact that we had no revenues from continuing operations in those years to offset the selling general and administrative expenses incurred.

Loss from discontinued operations

            Our loss from discontinued operations for Fiscal 2006 was due to our revenues from discontinued operations of $36,216, offset by our expenses from discontinued operations of $53,333.

            Our loss from discontinued operations for Fiscal 2005 was due to our revenues from discontinued operations of $103,143, offset by our expenses from discontinued operations of $104,352.

Change in Financial Position, Liquidity and Capital Resources

                                        Fiscal 2006    Fiscal 2005    $Change
Cash Flows From Operating Activities      $(30,664)      $(4,733)    $(25,931)
Cash Flows From Investing Activities            $0            $0           $0
Cash Flows From Financing Activities       $29,968        $1,200      $28,768

            During Fiscal 2006, our cash used by operating activities was approximately $30,700. This resulted primarily from:

o a loss from continuing operations of approximately $91,000, adjusted for the issuance of common stock for services rendered of approximately $54,000 and an increase in accrued expenses and accounts payable of approximately $8,000;

o a loss from discontinued operations of approximately $17,000, adjusted for an increase in liabilities of discontinued operations of approximately $8,000 and a decrease in assets of approximately $6,500.

            During Fiscal 2005, our cash used by operating activities was approximately $5,000. This resulted primarily from:

o a loss from continuing operations of approximately $18,000, adjusted for an increase in accrued expenses and accounts payable of $11,000;

o a loss from discontinued operations of approximately $1,000, adjusted for an increase in liabilities from discontinued operations of approximately $3,000 and a decrease in assets of approximately $150.

            During Fiscal 2006, our cash provided by financing activities was $30,000. This resulted primarily from our issuance of common stock for cash.

            During Fiscal 2005, our cash provided by financing activities was $1,200. This resulted from capital contributions.

            As of September 30, 2006, we had no cash on hand. As of January 26, 2007, we have cash of $1,500. Until we complete a business combination, we have no source of revenues to fund our operating expenses. We anticipate incurring expenses for accounting and legal fees related to our filings with the Securities and Exchange Commission, as well as due diligence fees and expenses associated with locating an appropriate company with whom to complete a business combination, and professional fees associated with negotiating and completing a business combination. Bluepoint Financial, LLC, our largest stockholder, presently plans to fund these expenses.

            We presently have no plans to hire any additional personnel in connection with our continuing operations. However, if operations are expanded through a business combination or acquisition, we expect to hire personnel to work in the new operating company and may enter into full-time employment agreements with our president or others to oversee our new operations. The number of employees which we may be hire will be determined based on our ability to support the increased cost through cash flow generated by such business.

Off-Balance Sheet Arrangements

         There were no off-balance sheet arrangements at September 30, 2006 or December 31, 2006 that had or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

Impact of Recently Issued Accounting Pronouncements

         The following accounting pronouncements were issued prior to the end of fiscal 2006 and were considered in preparing the financial statements that appear in this registration statement:

         In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. We believe that this Statement will have no impact on our financial statements once adopted.

         On July 13, 2006, the FASB issued FASB Interpretation No. 48, ("FIN 48"), entitled, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109". Concurrently, FASB issued a FASB staff position
(FSP) relating to income taxes (FSP) No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction." FASB's summary of FIN 48 notes that differences between tax positions recognized in the financial statements and tax positions taken in the tax return (referred to commonly as "book" vs. "tax") will generally result in: (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or (c) both of the above. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. Further, if a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. Additionally, FIN 48 establishes guidance for "derecognition" of previously recognized deferred tax items, and sets forth disclosure requirements. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. We do not believe that FIN 48, once adopted, will have a significant impact on our financial position, operating results, or cash flows.

         The Company's adoption of these pronouncements did not have a material effect on the financial statements.

         Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Item 3.           Description of Property.

         We presently do not own or lease any property. Our largest shareholder, Bluepoint Financial, LLC, provides us with a limited amount of office space and administrative support. This office space is located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

Securities Authorized for Issuance Under Equity Compensation Plans

         We presently have 1,000,000 shares of our common stock authorized for issuance under our 2001 stock option plan.

Owners of our Common Stock

         The following table sets forth, as of January 10, 2007, certain information with respect to beneficial ownership of our common stock as of such dates by:

   o each person known to us to be the beneficial owner of more than 5% of our common stock;

   o        each of our directors;

   o        each of our executive officers; and

   o        all of our executive officers and directors as a group.

         Unless otherwise specified, we believe that all persons listed in the table possess sole voting and investment power with respect to all shares of our common stock beneficially owned by them. As of January 10, 2007, 84,500,000 shares of our common stock were issued and outstanding.

                                             Amount and Nature of
Name and Address                             Beneficial Ownership (1)         Percent of Class
----------------                             ------------------------         ----------------

Robert Druzak (2)                                  52,324,000                      61.9
205 Van Buren Street, Suite 150
Herndon, VA 20170

Bluepoint Financial, LLC                           37,324,000                      44.2
205 Van Buren Street, Suite 150
Herndon, VA 20170

John Signorello (2)                                52,324,000                      61.9
205 Van Buren Street, Suite 150
Herndon, VA 20170

Suzanne Mitchell (3)                               10,000,000                      11.8
2042 Discovery Circle East
Deerfield Beach, FL 33442

All directors and executive officers as a          52,324,000                      61.9
group (1 person)

*    Less than 1%

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2) Includes 37,324,000 shares of common stock owned by Bluepoint Financial, LLC, our largest stockholder. Bluepoint Financial, LLC is a Nevada limited liability company of which Mr. Druzak and Mr. Signorello are each managers and each own 50% of the outstanding membership interests.

(3) Ms. Mitchell pledged these shares to two lenders as collateral securing her personal obligation to repay a loan. She subsequently defaulted on this loan and conveyed possession of the stock certificates and executed stock powers evidencing ownership to these shares. Accordingly, while she remains the record owner of these shares, Ms. Mitchell disclaims beneficial ownership of these shares of common stock.


Item 5.         Directors and Executive Officers, Promoters and Control Persons.

         The following table includes the name, positions held and age of our present executive officer and director.

 Name                      Age         Current Position(s) with Company

 Robert Druzak             52          President, Chief Executive Officer, Chief
                                       Financial Officer and Director

         A brief description of Mr. Druzak's business experience is as follows:

         Robert Druzak was appointed to our board of directors and our President, Chief Executive Officer and Chief Financial Officer in May 2006. Mr. Druzak is a principal of Bluepoint, our largest shareholder. Since 2001, Mr. Druzak has served as Manager of Specialty products for IPSCO Steel, a multi-billion dollar steel producer based in Canada. Prior to that, from 1984 through 2000, Mr. Druzak served as President and Chief Executive Officer of Justin Steel Corporation, a specialty steel distributor. In 2000, Mr. Druzak completed the sale of Justin Steel's assets to a privately owned steel distributor. Mr. Druzak holds a Bachelors of Science degree in Business Management from Houston.

         Our board of directors acts as the audit committee and the board of directors has no separate committees. We do not have a qualified financial expert at this time because we do not have adequate financial resources at this time to hire such an expert. Mr. Druzak, our sole officer and director, does not serve as officer or director of any other blank check companies.

Code of Ethics

         We have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. As Mr. Druzak is a principal of our majority stockholder, and is the sole member of our Board of Directors, President, Chief Executive Officer and Chief Financial Officer, we do not believe that a formal written Code of Ethics was necessary to regulate his conduct.

Item 6.           Executive Compensation.

         The following table sets forth compensation paid or accrued during Fiscal 2006, Fiscal 2005 and the fiscal year ended September 30, 2004 to (i) our Chief Executive Officer, and (ii) the most highly compensated executive officers whose total annual salary and bonuses exceeded earned $100,000 during such fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                       Annual Compensation                 Long-Term Compensation

Name and Principal Position                                                 Other Annual   Number of        All Other
                              Fiscal Year Ended       Salary       Bonus    Compensation   Options          Compensation
Robert Druzak                 September 30, 2006(1)   $26,638(2)   $0           $0             0                $0
President, Chief Executive
Officer

Suzanne Mitchell              September 30, 2006      $4,569       $0           $0             0                $0
President, Chief Executive
Officer
                              September 30, 2005      $6,705       $0           $0             0                $0
                              September 30, 2004      $  830       $0           $0             0                $0

(1) Mr. Druzak was appointed our president and chief executive officer on May 19, 2006 upon the resignation of Ms. Mitchell.

(2) Represents the fair market value of 30,000,000 shares of common stock granted to Mr. Druzak in July 2006 in exchange for services rendered.

Option Grants in Fiscal Year 2006/Fiscal Year End option Values

         We did not grant any stock options in Fiscal 2006 and, as of September 30, 2006, there were no options issued and outstanding.

2001 Stock Option Plan

         On March 1, 2001, the board of directors and a majority of our shareholders adopted our 2001 stock option plan. We have reserved 1,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the 2001 stock option plan. The 2001 stock option plan is intended to assist us in securing and retaining key employees, directors and consultants by allowing them to participate in our ownership and growth through the grant of incentive and non-qualified options.

         Under the stock option plan we may grant incentive stock options only to key employees and employee directors, or we may grant non-qualified options to our employees, officers, directors and consultants. The 2001 stock option plan is currently administered by our board of directors.

         Subject to the provisions of the stock option plan, the board of directors will determine who shall receive options, the number of shares of common stock that may be purchased under the options, the time and manner of exercise of options and exercise prices. The term of options granted under the stock option plan may not exceed ten years or five years for an incentive stock option granted to an optionee owning more than 10% of our voting stock. The exercise price for incentive stock options will be equal to or greater than 100% of the fair market value of the shares of the common stock at the time granted. However, the incentive stock options granted to a 110% holder of our voting stock are exercisable at a price equal to or greater than 10% of the fair market value of the common stock on the date of the grant. The exercise price for non-qualified options will be set by the board in its discretion. The exercise price may be payable in cash or, with the approval of the board, by delivery of shares or by a combination of cash and shares. Shares of common stock received upon exercise of options will be subject to restrictions on sale or transfer. As of the date of this registration statement, we have not granted any options under the 2001 stock option plan.

Long Term Incentive Plans

         We currently do not have any long-term incentive plans.

Compensation of Directors

         Our directors are not compensated for any services provided in their capacity as directors.

Employment Agreements and Consulting Agreements

         In March 2000, we entered into an employment agreement with Suzanne Mitchell to serve as our President and Chief Executive Officer. Under the terms of this three-year agreement, we agreed to pay Ms. Mitchell an annual salary of $56,000. The agreement also provides, among other things, for participation in any profit sharing or retirement plan and in other employee benefits applicable to our employees, and certain non-disclosure and non-competition provisions. Under the terms of the agreement, we may terminate the employment of Ms. Mitchell with cause. If we should terminate the agreement for cause, as defined in the agreement, no further compensation is due Ms. Mitchell from the date of termination. As of September 30, 2002 we owed Ms. Mitchell $51,687 in accrued salary. We presently do not owe Ms. Mitchell any amount under our employment agreement with her.

         On May 19, 2006, we entered into a consulting agreement with Ms. Mitchell pursuant to which she agreed to spend no more than five hours per week for a period of one month from the date of the consulting agreement assisting and cooperating in the process of preparing and filing this Annual Report by
(i)reviewing our liabilities and assets, (ii) assisting in the preparation of our financial statements, (iii) reviewing our stockholder lists and (iv) reviewing the SEC Filings. Pursuant to the consulting agreement, we agreed to pay Ms. Mitchell a consulting fee of $10,000 in four weekly installments of $2,500. This fee has been paid to Ms. Mitchell.

         We presently do not have an employment agreement with Mr. Druzak, our sole officer and director.

Repricing of Options

         We have not adjusted or amended the exercise price of any stock options.

Item 7.           Certain Relationships and Related Transactions.

         We had no transactions during the last two years in excess of $60,000 in which we were a party in which any of our directors, executive officers or any of the security holders listed on the table in Item 4, or any member of the immediate family of any such persons, had an interest.

Item 8.           Description of Securities.

         The Company is authorized by its Certificate of Incorporation to issue an aggregate of 103,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.001 per share (the "Common Stock") and 3,000,000 are shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of January 10, 2007, 84,500,000 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding.

Common Stock

         All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all maters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

         Our Certificate of Incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

         The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

Debt Securities

         None.

Other Securities To Be Registered

         None.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

         There is no market for our common stock. There are presently no shares of common stock issuable upon exercise of outstanding options or warrants or upon conversion of other securities. Approximately 2,176,000 shares of our issued and outstanding common stock will be eligible for resale pursuant to Rule 144 under the Securities Act 91 days after the effective date of this registration statement assuming that we have filed all reports required to be filed under Section 13 of the Exchange Act as of such date. We have not agreed to register the resale of any of our issued and outstanding shares of common stock under the Securities Act.

         As of January 10, 2007, we had 59 stockholders of record of our common stock. Such numbers of record stockholders was derived from the records maintained by our transfer agent, Olde Monmouth Stock Transfer Co., Inc.

Dividend Policy

         To date, we have not declared or paid any cash dividends to our stockholders and we do not intend to do so for the foreseeable future. We anticipate that, for the foreseeable future, we will retain all earnings, if any, to finance the continued development of our business. Any future payment of dividends will be determined solely in the discretion of our board of directors.

Securities Authorized For Issuance Under Equity Compensation Plans

         We presently have 1,000,000 shares of common stock authorized for issuance under our 2001 Stock Option Plan, which was approved by a majority of our stockholders.

Item 2.           Legal Proceedings.

         We know of no pending legal proceedings to which we are a party which are material either individually or in the aggregate.


Item 3.           Changes in and Disagreements with Accountants.

         None.


Item 4.           Recent Sales of Unregistered Securities.

         On May 19, 2006, pursuant to the Stock Purchase Agreement, we sold 22,524,000 shares of common stock to Bluepoint for the aggregate purchase price of $40,000. This transaction was completed pursuant to Section 4(2) of the Securities Act.

         On July 27, 2006, we issued an aggregate of 30,500,000 shares of common stock to three individuals in exchange for services rendered to us. This transaction was completed pursuant to Section 4(2) of the Securities Act.

         On November 30, 2006, we issued an aggregate of 4,500,000 shares of common stock to two consultants in exchange for strategic advisory services rendered to us. This transaction was completed pursuant to Section 4(2) of the Securities Act.

Item 5.           Indemnification of Directors and Officers.

         As authorized by the Florida Business Corporation Law, our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

o any breach of the director's duty of loyalty to our company or its shareholders;

o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o unlawful payments of dividends or unlawful stock redemptions or repurchases; and

o any transaction from which the director derived an improper personal benefit.

         This provision limits our rights and the rights of our shareholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any shareholder to seek injunctive relief or rescission if a director breaches his duty of care. These provisions will not alter the liability of directors under federal securities laws.

         Our articles of incorporation further provide for the indemnification of any and all persons who serve as our director, officer, employee or agent to the fullest extent permitted under Florida law. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

                                    PART F/S


                        BBC GRAPHICS OF PALM BEACH, INC.
                               September 30, 2006

                                TABLE OF CONTENTS



Report of Independent Registered
Public Accounting Firm................................................... F - 1


Financial Statements:

   Balance Sheet at September 30, 2006................................... F - 2


   Statements of Operations for the years ended September 30, 2006 and September 30, 2005............................................. F - 3


   Statements of Changes in Stockholders' Deficit from October 1, 2004 to September 30, 2006.............................................. F - 4


   Statements of Cash Flows for the years ended September 30, 2006 and September 30, 2005............................................. F - 5



Notes to Financial Statements..............................F - 6 through F - 12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
BBC Graphics of Palm Beach, Inc.
Boca Raton, Florida


We have audited the accompanying balance sheet of BBC Graphics of the Palm Beaches, Inc. as of September 30, 2006 and the related statements of operations, changes in stockholder's deficit and cash flows for the years ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBC Graphics, Inc. of Palm Beach as of September 30, 2006 and the results of their operations and their cash flows for the years ended September 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced substantial losses from its graphic business operations since its inception as well as negative cash flows from its current operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                            /s/ Sherb & Co., LLP

                                                    Certified Public Accountants

Boca Raton, Florida
January 8, 2007

                            BBC GRAPHICS OF PALM BEACH, INC.
                                      BALANCE SHEET
                                   September 30, 2006

                                                                                September 30,
                                         ASSETS                                     2006
                                                                               ----------------
Current Assets:
                                                                                $            -
                                                                               ----------------
     Total assets                                                               $            -
                                                                               ================

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
  Accrued expenses and accounts payable                                         $       77,494
  Bank overdraft                                                                           332
                                                                               ----------------
    Total current liabilities                                                           77,826

Stockholders' Deficit:
  Preferred Stock, $.001 par value; 3,000,000 shares authorized,  none issued
    and outstanding                                                                          -
  Common stock; $.001 par value; 100,000,000 shares authorized;
   80,000,000 shares issued and outstanding                                             80,000
  Additional paid-in capital                                                           144,829
  Subscription receivable                                                              (10,364)
  Accumulated deficit                                                                 (292,291)
                                                                               ----------------

     Total stockholders' deficit                                                $      (77,826)
                                                                               ----------------

     Total liabilities and stockholders' deficit                                $            -
                                                                               ================

                        See Notes to Financial Statements

                        BBC GRAPHICS OF PALM BEACH, INC.
                            STATEMENTS OF OPERATIONS

                                                    Year ended          Year ended
                                                   September 30,       September 30,
                                                       2006                 2005
                                                  ----------------    ---------------
Revenues                                            $           -       $          -

Operating expenses:
Selling, general, and administration expenses              90,623             18,050
                                                  ----------------    ---------------
Loss from continuing operations                           (90,623)           (18,050)
                                                  ----------------    ---------------
Loss from discontinued operations                         (17,117)            (1,209)
                                                  ----------------    ---------------
Net loss                                            $    (107,740)      $    (19,259)
                                                  ================    ===============

Basic and Diluted earnings per common share
   from continued operations                        $      (0.00)       $      (0.00)
                                                  ================    ===============
Basic and Diluted earnings per common share
   from discontinued operations                     $       (0.00)           $ (0.00)
                                                  ================    ===============
Basic and diluted weighted average common
shares outstanding                                     34,331,167         26,976,000
                                                  ================    ===============

                        See Notes to Financial Statements

                        BBC GRAPHICS OF PALM BEACH, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
                   From October 1, 2004 to September 30, 2006

                                                Common Stock            Additional    Subscription  Additional
                                            Shares           $        Paid-in Capital  Receivable     Deficit          Total
                                         -------------  ------------  --------------  -----------  -----------   --------------
Opening balance, September 30, 2004        26,976,000    $   26,976    $   102,489     $       -   $ (165,292)    $    (35,827)
Contributions to capital                            -             -          1,200             -            -            1,200
Net loss                                            -             -              -             -      (19,259)         (19,259)
                                         -------------  ------------  --------------  -----------  -----------   --------------
Balance, September 30, 2005                26,976,000        26,976         103,689            -     (184,551)         (53,886)

Issuance of common stock for cash          22,524,000        22,524          17,476      (10,364)           -           29,636
Issuance of common stock for services
 rendered                                  30,500,000        30,500          23,664                         -           54,164
Net loss                                            -             -               -            -     (107,740)        (107,740)
                                         -------------  ------------  --------------  -----------  -----------   --------------
Ending balance, September 30, 2006         80,000,000    $   80,000    $    144,829    $ (10,364)  $ (292,291)    $    (77,826)
                                         =============  ============  ==============  ===========  ===========   ==============

                        See Notes to Financial Statements

                   BBC GRAPHICS OF PALM BEACH, INC.
                       STATEMENTS OF CASH FLOWS

                                                                 Year ended            Year ended
                                                                September 30,         September 30,
                                                                    2006                  2005
                                                             ------------------    ------------------
Cash flows from operating activities:
Loss from continuing operations                                 $      (90,623)       $      (18,050)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
  Fair value of shares issued for services rendered                     54,164                     -
Changes in operating assets and liabilities:
  Accrued expenses and accounts payable                                  8,226                11,000
                                                             ------------------    ------------------
                                                                        62,390                11,000

Loss from discontinued operations                                      (17,117)               (1,209)
  Decrease in assets of discontinued operations                          6,650                   177
  Increase in liabilities of discontinued operations                     8,036                 3,349
                                                             ------------------    ------------------
                                                                        (2,431)                2,317
                                                             ------------------    ------------------

Net cash used in operating activities                                  (30,664)               (4,733)

Cash flows from financing activities:
  Increase in bank overdraft                                               332                     -
  Proceeds from issuance of shares of common stock                      29,636                     -
  Contribution to capital                                                    -                 1,200
                                                             ------------------    ------------------
Net cash provided by financing activities                               29,968                 1,200
                                                             ------------------    ------------------
 Net decrease in cash                                                     (696)               (3,533)

Cash, beginning of year                                                    696                 4,229
                                                             ------------------    ------------------
Cash, end of year                                               $            -        $          696
                                                             ==================    ==================
Cash paid during the year for interest                          $            -        $            -
                                                             ==================    ==================
Cash paid during the year for taxes                             $            -        $            -
                                                             ==================    ==================

                        See Notes to Financial Statements

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Nature of Operations

BBC Graphics of Palm Beach, Inc. (the "Company") was incorporated in the state of Florida as a Corporation on May 28, 1999 and operated as a full-service nationwide advertising agency with an emphasis on graphic design. The Company's primary sources of revenues included design services such as corporate logo design, as well as all types of printed collateral and displays.

In April 2006, the Company discontinued operations associated with the graphic design business that was organized in 1999. The Company's current plan of operations consists of acquiring an operating business. The Company has not identified a target acquisition yet. The Company's current plan of business is to seek merger or acquisition opportunities. The Company's graphic design business operations are accounted for as discontinued operations in the accompanying financial statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced substantial losses from its graphic business operations since its inception as well as negative cash flows from its current operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue in existence as a going concern is, after discontinuation of its graphics design business, is dependent upon its ability to obtain equity or debt financing. Management is unable to determine whether it will be successful in obtaining such equity or debt financing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Loss from Continuing Operations

The loss from continuing operations was $90,623 and $18,050 for the year ended September 2006 and 2005, respectively. Operating expenses were $90,623 and $18,050 during fiscal 2006 and 2005, respectively.

Loss from Discontinued Operations

The loss from discontinued operations was $17,117 and $1,209 for the year ended September 2006 and 2005, respectively. The loss from discontinued operations consists of revenue from discontinuing operations of $36,216 and $103,143 for fiscal 2006 and 2005, respectively, as well as expenses from discontinued operations of $53,333 and $104,352 for fiscal 2006, and 2005, respectively.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2006.

Revenue Recognition

Revenue is recognized on the sales of products when the customer receives title to the goods, generally upon delivery. Revenue for sale of products and services is recorded on a gross basis, since the Company is responsible for fulfillment, and is recognized upon the acceptance of the products and services ordered by the customer

Customer Concentration Risk

Five of the Company's customers amounted for approximately 28%, 19%, 14%, 10% and 10% of its revenue during fiscal 2006. Three of the Company's customers amounted to approximately 42%, 21%, and 13% of its revenues during fiscal 2005.

Concentration of Credit Risk

The Company's cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits. As of September 30, 2006, the Company had no deposits in excess of FDIC limits.

Product Concentration

All of the Company's revenues were derived from fees earned from its discontinued operations, the graphic business design.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or all of the deferred tax asset will not be realized.

Segment reporting

The Company operated in one segment, graphic design. The Company's chief operating decision-making evaluated the performance of the Company based upon revenues and expenses by functional areas, including its loss from discontinued operations, as disclosed in the Company's statements of operations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

On July 13, 2006, the FASB issued FASB Interpretation No. 48, ("FIN 48"), entitled, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109". Concurrently, FASB issued a FASB staff position (FSP) relating to income taxes, (FSP) No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction." FASB's summary of FIN 48 notes that differences between tax positions recognized in the financial statements and tax positions taken in the tax return (referred to commonly as "book" vs. "tax") will generally result in: (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or (c) both of the above. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. Further, if a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. Additionally, FIN 48 establishes guidance for "derecognition" of previously recognized deferred tax items, and sets forth disclosure requirements. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. The Company does not believe that FIN 48, once adopted, will have a significant impact on its financial position, operating results, or cash flows.

Earnings Per Share

Earnings per common share are calculated under the provisions of SFAS No. 128, "Earnings per Share," which established new standards for computing and presenting earnings per share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

The following table sets forth the computation of basic and diluted earnings loss per share:

                                                                      Year ended            Year ended
                                                                     September 30,        September 30,
Numerator:                                                               2006                  2005
                                                                     --------------       ---------------

Loss from continuing operations                                        ($90,623)            ($18,050)

Loss from discontinued operations                                      (17,117)              (1,209)
                                                                     --------------       ---------------

Net loss                                                              ($107,740)            ($19,259)
                                                                     --------------       ---------------

Denominator:
  Denominator for basic loss per share
   (weighted-average shares)                                          34,331,167            26,976,000
                                                                     --------------       ---------------

  Denominator for dilutive loss per share
  (adjusted weighted-average)                                         34,331,167            29,760,000
                                                                     --------------       ---------------

Basic and diluted loss per share from continuing operations              $0.00                $0.00
Basic and diluted loss per share from discontinued operations            $0.00                $0.00

Fair value of Financial Instruments

The carrying value of bank overdraft and accounts payable and accrued expenses approximate their fair value due to their short-term maturities.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006


NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable at September 30, 2006 amounted to approximately $77,000. Accrued expenses related to continued operations and discontinued operations at September 30, 2006 amounted to approximately $ 35,000 and $42,000, respectively.

NOTE 4 - STOCKHOLDERS' DEFICIT

During May 2006, the Company issued 22,524,000 shares of common stock for $40,000, of which approximately $10,000 was receivable at September 30, 2006.

During July 2006, the Company issued 30,500,000 shares of common stock to an officer and two consultants, of which the officer received 15,000,000 shares of common stock, one consultant received 15,000,000 shares of common stock and one consultant received 500,000 shares of common stock for services rendered which were valued at approximately $54,000 and are included in selling, general, and administrative expenses in the accompanying financial statements.

NOTE 5 - WARRANTS

In February 2001, the Company issued warrants in connection with a private placement. The warrants were exercisable for up to 1,428,000 shares of common stock at an average exercise price $2.00 per share, but expired on October 15, 2005 unexercised.


NOTE 6 - STOCK OPTION PLAN

Under the Company's stock option plan, adopted March 1, 2001, 1,000,000 shares of common stock were reserved for issuance upon exercise of options granted to directors, officers and employees of the Company. The Company is authorized to issue Incentive Stock Options ("ISOs"), which meet the requirements of Section 42 of the Internal Revenue Code of 1986. At its discretion, the Company can also issue Non Statutory Options ("NSOs"). When an ISO is granted, the exercise price shall be equal to the fair market value per share of the common stock on the date of the grant. The exercise price of an NSO shall not be less than fair market value of one share of the common stock on the date the option is granted. The vesting period will be determined on the date of grant. As of September 30, 2006, no options had been granted.

                        BBC GRAPHICS OF PALM BEACH, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006


NOTE 7 - INCOME TAXES

The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table.

The federal statutory tax rate reconciled to the effective tax rate during fiscal 2006 and 2005 is as follows:

                                              2006                2005
                                            --------            --------
Tax at U.S Statutory Rate:                    35.0%               35.0%
State tax rate, net of federal benefits        3.6                 3.6
Change in valuation allowance                (38.6)              (38.6)
                                            --------            --------
 Effective tax rate                            0.0%                0.0%
                                            ========            ========


                                                            September 30,
                                                                 2006
                                                          -----------------
Deferred tax asset:
  Tax benefit of net operating loss carry forward             $ 23,000

Valuation allowance:                                           (23,000)
                                                             -----------
Net deferred taxes ..............................             $      -
                                                             ===========

As of September 30, 2006, the Company had an unused net operating loss carry forward of approximately $60,000 available for use on its future corporate federal tax returns. Due to the discontinuation of its graphic design business and a change in control in fiscal 2006, the likelihood that the Company will be able to use its net operating losses prior to the discontinuation of operations to offset future taxable income is remote. Such net operating losses have not been included in the aforementioned deferred tax assets.


NOTE 8 - SUBSEQUENT EVENTS

During November 2006, the Company issued 4,500,000 shares of its common stock to two individuals for strategic consulting services. The fair value of the shares amounted to approximately $8,000.

                                    PART III


Item 1.           Index to Exhibits.

Exhibit No.                Description of Document

2.1 Merger Agreement between BBC Graphics, Inc. and BBC Graphics of Palm Beach, Inc. (Incorporated by reference to Exhibit 2 to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

2.2 Securities Purchase Agreement between BBC Graphics of Palm Beach, Inc., Suzanne Mitchell and Bluepoint Financial, LLC dated as of May 19, 2006. (Incorporated by reference to Exhibit 2.2 of the registrants Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 filed on December 22, 2006).

3.1(a) Certificate of Incorporation of BBC Graphics of Palm Beach, Inc. (Incorporated by reference to Exhibit 3.1(a) to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

3.1(b) Articles of Amendment (Incorporated by reference to Exhibit 3.1(b) to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

3.2 By-laws of BBC Graphics of Palm Beach, Inc. (Incorporated by reference to Exhibit 3.2 to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

4 Specimen Stock Certificate. (Incorporated by reference to Exhibit 4 of the registrants Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 filed on December 22, 2006).

10.1 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

10.2 Employment Agreement between the Company and Suzanne Brady (Incorporated by reference to Exhibit 10.2 to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

10.3 Office Lease for 4301 Oak Circle, Suite 25 (Incorporated by reference to Exhibit 10.3(a) to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

10.4 Demand Promissory Note dated December 31, 2000 from Suzanne Brady (Incorporated by reference to Exhibit 10.3(b) to the registrant's registration statement on Form SB-2, SEC file number 333-58326).

10.5         Form of Stock Purchase Warrant. (Incorporated by reference to
             Exhibit 10.5 of the registrants Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 filed on December 22,
             2006).

21           Subsidiaries of BBC Graphics of Palm Beach, Inc.

23           Consent of Sherb & Co. LLP.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           BBC GRAPHICS OF PALM BEACH, INC.



Date: March 22, 2007       /s/ Robert Druzak
     -----------------     ----------------------------------------------------
                           Robert Druzak
                           Chief Executive Officer and Chief Financial Officer
                          (principal financial officer and principal accounting
                           officer)